SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 13, 2007

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1733 Ocean Avenue, Suite 400
Santa Monica, California
(Address of principal executive offices)

90401
(Zip Code)

310-899-2600
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement.**

On February 13, 2007, Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of the registrant, Maguire Properties, Inc., a real estate investment trust (the "Registrant"), entered into a definitive Purchase Agreement, with various entities controlled by Blackstone Real Estate Advisors (collectively the "Seller"), to acquire all of Seller's rights, title and interests in 24 properties (the "Properties"), comprised of office space and development real property, located in Los Angeles County and Orange County, California. The portfolio consists of properties totaling approximately 7,687,000 rentable square feet (before re-measurement) and developable land that management believes can support approximately 2,186,000 square feet of improvements. The Operating Partnership has agreed to purchase the Properties on an as is, where is basis and with all faults and defects, without any representations or warranties, except as expressly set forth in the Purchase Agreement. The total purchase price of the Properties, which was determined through negotiations between the Operating Partnership and the Seller, is approximately $2,875.0 million, to be paid in cash at closing.

The following schedules, based on data received from the Seller, sets forth certain information with respect to the Properties. Such data has not been independently verified, and the information below therefore may not be accurate or complete.

Property	Submarket	Rentable Area (a) (Square Feet)	Rentable Area (Percentage)	Occupancy	Number of Buildings
Operating Assets:					
550 South Hope Street	Down town Los Angeles	566,000	7.36%	90.1%	1
Two California Plaza (b)	Down town Los Angeles	1,330,000	17.30%	91.2%	1
1920 Main Plaza	Irvine Business Center	306,000	3.98%	89.3%	1
2010 Main Plaza	Irvine Business Center	281,000	3.66%	68.8%	1
Inwood Park	Irvine Business Center	157,000	2.04%	91.6%	1
1201 Dove Street	John Wayne Airport Complex	78,000	1.01%	98.6%	1
18301 Von Karman	John Wayne Airport Complex	220,000	2.86%	91.0%	1
18581 Teller	John Wayne Airport Complex	86,000	1.12%	100.0%	1
2600 Michelson	John Wayne Airport Complex	308,000	4.01%	98.3%	1
Fairchild Corporate Center	John Wayne Airport Complex	105,000	1.37%	97.8%	1
Redstone Plaza	John Wayne Airport Complex	168,000	2.19%	96.3%	2
Tower 17	John Wayne Airport Complex	231,000	3.01%	82.7%	1
500 Orange Tower	Anaheim Stadium Area	333,000	4.33%	95.9%	2
Stadium Towers Plaza	Anaheim Stadium Area	255,000	3.32%	93.1%	1
Brea Corporate Place (b)	Brea	328,000	4.27%	93.2%	2
Brea Financial Commons Portfolio	Brea	165,000	2.15%	99.6%	3
1100 Executive Tower	Eastern Central Orange County	367,000	4.77%	96.7%	1
Lincoln Town Center	Eastern Central Orange County	215,000	2.80%	97.7%	1
The City - 3800Chapman	Garden Grove	157,000	2.04%	100.0%	1
500-600 Parkway	Garden Grove	459,000	5.97%	95.0%	3
City Plaza	Garden Grove	324,000	4.21%	88.3%	1
City Tower	Garden Grove	409,000	5.32%	96.8%	1
Bixby Ranch	Huntington\Seal Beach	295,000	3.84%	96.5%	1
Griffin Towers	South Coast Metro	544,000	7.08%	82.6%	1
Total Operating Portfolio		7,687,000	100%	91.8%	31

(a)   Rentable area shown is before re-measurement. After remeasurement, under current BOMA standards, the Rentable Area is expected to be approximately 8.1 million square feet.

(b)   Subject to existing ground lease.

		Estimated Buildable Area
		(Square Feet)
Development Assets		
Stadium Tower II	Anaheim Stadium Area	282,000
1100 Executive Tower	Eastern Central Orange County	366,000
500 Orange Center	Anaheim Stadium Area	475,000
City Tower II	Garden Grove	360,000
Brea Financial Commons Portfolio	Brea	57,000
Inwood Park II	Irvine Business Center	86,000
City Plaza II	Garden Grove	360,000
605 City Parkway	Garden Grove	200,000
Citibank Land	Garden Grove	TBD
Brea Corporate Place	Brea	TBD
Bixby Ranch	Huntington\Seal Beach	TBD
Total Development Assets		2,186,000
Total Portfolio		9,873,000

The Operating Partnership's obligation to purchase the Properties under the Purchase Agreement is subject to certain Sellers's limited representations, warranties and covenants. The transaction is expected to close on or before April 23, 2007. In the event the transaction does not close by reason of the Operating Partnership's default, Seller may terminate the agreement, and the Operating Partnership shall pay liquidated damages in the amount of one hundred million dollars ($100,000,000). The Registrant and the Operating Partnership intend to immediately seek a joint venture partner for substantially all of the assets being acquired. Depending on the timing for completing the joint venture, the transaction may initially be funded from proceeds of project and corporate level financing. A copy of the Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Section 7   **Regulation FD**

Item 7.01   **Regulation FD Disclosure**

On February 20, 2007 the Registrant issued a press release regarding the purchase of the Properties described above in Item 1.01. A copy of the press release is attached hereto as Exhibit 99.1.

Section 9	**Financial Statements and Exhibits**
Item 9.01	**Financial Statements and Exhibits.**

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated as of February 20, 2007
99.2	Purchase Agreement dated as of February 13, 2007[1]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/	Dallas E. Lucas
	Dallas E. Lucas
	Executive Vice President and
	Chief Financial Officer

Dated: February 20, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated as of February 20, 2007
99.2	Purchase Agreement dated as of February 13, 2007[1]

---

[1] Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally any omitted schedules to the Securities and Exchange Commission upon request.